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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):


     [X] Merger

     [_] Liquidation

     [_] Abandonment of Registration

         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_] Election of status as a Business Development Company
         (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:  UAM Funds, Inc.


3.   Securities and Exchange Commission File No.: 811-05683


4.   Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?


     [X]  Initial Application       [_]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     UAM Funds, Inc., One Freedom Valley Drive, Oaks, PA 19456.

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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Michael E. Dresnin, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103-6996, (215) 988-2728.


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:

     (i) Old Mutual (US) Holdings Inc., (UAM Funds, Inc.'s sponsor) 200 Clarendon Street, 53/rd/ Floor, Boston, MA 02116 ((617)369-7300) (records relating to all UAM Funds, Inc. portfolios) Attn: Suzan M. Barron

     (ii) The following companies served as investment advisers to the UAM Funds, Inc. portfolios and preserve records relating to their function as investment advisers for the portfolios that they managed.

           (a) Acadian Asset Management, Inc., Ten Post Office Square, Boston, MA 02109 ((617) 734-4350). Attn: Amy Conklin

           (b) C.S. McKee, LP, One Gateway Center, Pittsburgh, PA 15222 ((412) 566- 1234). Attn: Gene Natali

           (c) Cooke & Bieler, LP, 1700 Market Street, Philadelphia, PA 19103 ((215) 567-1101). Attn: Samuel H. Ballam, III

           (d) Dwight Asset Management Company, 100 Bank Street, Suite 800, Burlington, VT 05401 ((802) 862-1035). Attn: James Burns

           (e) Fiduciary Management Associates, Inc., 55 Monroe Street, Suite 2550, Chicago, IL 60603 ((312) 930-6850). Attn: David Meyer

           (f) Investment Counselors of Maryland, LLC, 803 Cathedral Street, Baltimore, MD 21201 ((410) 539-3838). Attn: Robert D. McDorman

           (g) Independence Investment, LLC, 53 State Street, Boston, MA 02109 ((617) 228-8700). Attn: Janet Kracke-Perkins

           (h) NWQ Investment Management Company, 2049 Century Park East, Fourth Floor, Los Angeles, CA 90067 ((310) 712-4000). Attn:
                Kathleen M. Hendriks

           (i) Rice, Hall James & Associates, 600 West Broadway, Suite 1000, San Diego, CA 92101 ((619) 239-9005). Attn: Thomas W. McDowell, Sr.

           (j) Sirach Capital Management, Inc., 520 Pike Tower, 28/th/ Floor, Seattle, WA 90101 ((206) 624-3800). Attn: Alisa Martin

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            (k)  Spectrum Asset Management, Inc., Four High Ridge Park,
                 Stamford, CT 06905 ((203) 322-0189). Attn: Mark Leib

            (l) Sterling Capital Management LLC, One First Union Center, 301 S. College Street, Suite 3200, Charlotte, NC 28202 ((704) 372-8670). Attn: Jeff Turner

            (m) Thompson, Siegel & Walmsley, Inc., 5000 Monument Avenue, Richmond, VA 23230 ((904) 353-4500). Attn: Lori Anderson

     (iii) SEI Investments Mutual Funds Services, One Freedom Valley Drive, Oaks, PA 19456 ((610) 676-1000) (records relating to its function as administrator). Attn: Stephanie Cavanagh

     (iv) PBHG Shareholder Services Center, Inc., 825 Duportail Road, Wayne, PA 19087 ((610) 647-4100) (records relating to its function as shareholder servicing agent). Attn: Andrew Decker

     (v) DST Systems, Inc., 210 West 10/th/ Street, Kansas City, MO 64105, ((816) 435-1000) (records relating to its function as transfer agent). Attn: Christopher G. Shaw

     (vi) J.P. Morgan Chase & Co., 3 Chase MetroTech Center, Brooklyn, NY 11245 ((718) 242-1518) (records relating to its function as custodian). Attn: Stephen Crowley

     (vii) Funds Distributor, Inc., 60 State Street, Suite 1300, Boston, MA 02109 ((617) 557-0700) (records relating to its function as distributor). Attn: Karen Jacoppo-Wood

     (viii) Drinker Biddle & Reath LLP, One Logan Square, 18/th/ and Cherry Streets, Philadelphia, PA 19103 ((215) 988-2700) (Registrant's Articles of Incorporation, Bylaws, Minute Books and certain other legal documents). Attn: Audrey C. Talley


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):


     [X]    Management company;

     [_]    Unit investment trust; or

     [_]    Face-amount certificate company.

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9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [_]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

          1. Acadian Asset Management, Inc., Ten Post Office Square, Boston, MA 02109

          2.   C.S. McKee, LP, One Gateway Center, Pittsburgh, PA 15222

          3.   Cooke & Bieler, LP, 1700 Market Street, Philadelphia, PA 19103

          4. Dewey Square Investors Corporation, One Financial Center, Boston, MA 02111

          5. Dwight Asset Management Company, 100 Bank Street, Suite 800, Burlington, VT 05401

          6. Fiduciary Management Associates, Inc., 55 Monroe Street, Suite 2550, Chicago, IL 60603

          7. Investment Counselors of Maryland, LLC, 803 Cathedral Street, Baltimore, MD 21201

          8.   Independence Investment, LLC, 53 State Street, Boston, MA 02109

          9. NWQ Investment Management Company, 2049 Century Park East, Fourth Floor, Los Angeles, CA 90067

          10. Rice, Hall James & Associates, 600 West Broadway, Suite 1000, San Diego, CA 92101

          11. Sirach Capital Management, Inc., 520 Pike Tower, 28/th/ Floor, Seattle, WA 90101.

          12. Spectrum Asset Management, Inc., Four High Ridge Park, Stamford, CT 06905

          13. Sterling Capital Management LLC, One First Union Center, 301 S. College Street, Suite 3200, Charlotte, NC 28202

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          14. Thompson, Siegel & Walmsley, Inc., 5000 Monument Avenue, Richmond,
              VA 23230

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         (i) Funds Distributor, Inc., 60 State Street, Suite 1300, Boston, MA 02109.

         (ii) UAM Fund Distributors, Inc., 211 Congress Street, Boston, MA
              02110


13.      If the fund is a unit investment trust ("UIT") provide:   N/A


         (a)  Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):


14. Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


         [_]      Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

         File No.:  811-__________

         Business Address:

15.      (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


              [X]      Yes      [_]     No

              On February 11, 2002, the Board of Directors of UAM Fund, Inc. (the "Board") approved the merger of fifteen UAM Funds, Inc. portfolios into fifteen corresponding portfolios (same investment objective, policies and limitations) of The Advisors' Inner Circle Fund ("AIC"), which had no assets prior to the closing of the merger. In connection with the approval of the merger, the Board also approved the termination of UAM Funds, Inc.

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                  On March 21, 2002, the Board approved the liquidation of one portfolio, the Dwight Limited Maturity Bond Portfolio. This Board action was necessary because the Dwight Limited Maturity Bond Portfolio was unable to obtain shareholder approval for its liquidation at two previous shareholder meetings. (The Board previously approved the liquidation on September 7, 2001 and December 4, 2001.) As a result of not obtaining the vote for the liquidation, the Board determined that the Dwight Limited Maturity Bond Portfolio shareholders would vote on the liquidation at the same shareholder meeting in which the other UAM Funds, Inc. portfolios would vote on the merger.

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [_]     No

                  If Yes, state the date on which the shareholder vote took place:

                  On June 20, 2002, shareholders of each UAM Funds, Inc. portfolio approved the merger of their UAM Funds, Inc. portfolio into AIC. In addition, the shareholders of all of the portfolios approved the termination of UAM Funds, Inc.

                  On June 20, 2002, shareholders of the Dwight Limited Maturity Bond Portfolio approved the liquidation of the Dwight Limited Maturity Bond Portfolio and the termination of UAM Funds, Inc.

                  If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes

         [_]      No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  On June 24, 2002, in connection with the merger of the UAM Funds, Inc. portfolios into AIC, each UAM Funds, Inc. portfolio received shares of its corresponding AIC portfolio in exchange for its assets. Each UAM Funds, Inc.

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          portfolio then distributed the AIC portfolio shares pro rata to its respective shareholders in exchange for their UAM Fund, Inc. shares.

          On June 25, 2002, in connection with the liquidation of the Dwight Limited Maturity Bond Portfolio, all of the assets of the Dwight Limited Maturity Bond Portfolio were distributed pro rata to the shareholders of the Dwight Limited Maturity Bond Portfolio.

          Were the distributions made on the basis of net assets?

          [X] Yes [_] No

     (b)  Were the distributions made pro rata based on share ownership?

          [X] Yes [_] No

     (c) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (d)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [_]  Yes  [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [_]  Yes  [_]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

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18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes

     [_]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]  Yes  [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [_]  Yes  [X]  No

     If  Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [_]  Yes  [_]  No

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  21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

       [_]  Yes      [X] No

       If Yes,

       (a) Describe the type and amount of each debt or other liability:

       (b) How does the fund intend to pay these outstanding debts or other liabilities?

  IV.  Information About Event(s) Leading to Request For Deregistration

  22.  (a) List the expenses incurred in connection with the Merger or
           Liquidation:

           (i)     Legal expenses:                                  $97,087.84


           (ii)    Accounting expenses:                             $15,000.00


           (iii)   Other expenses (list and identify separately):
                   (a)  Proxy Solicitation:          $109,621.47

                   (b)  Printing:                    $ 63,690.75

                   (c)  Blue Sky Registration:       $151,706.25

                   (d)  Transfer Agent:              $ 20,766.77
                                                     -----------
                                                                    $345,785.24
                                                                    -----------

           Total expenses (sum of lines (i)-(iii) above):           $457,873.08


       (b) How were those expenses allocated? All expenses were allocated to Old Mutual (US) Holdings Inc., the parent company of each UAM Funds, Inc. investment adviser, except C.S. McKee, LP and Independence Investment, LLC.

       (c) Who paid those expenses? Old Mutual (US) Holdings Inc. paid all of the expenses in connection with the merger of UAM Funds, Inc. into AIC.

       (d) How did the fund pay for unamortized expenses (if any)?  N/A

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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_]  Yes      [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?


     [_]  Yes      [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


     [_]  Yes      [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: The Advisors' Inner Circle Fund


Reorganizing UAM Funds, Inc. Portfolio     Corresponding Surviving AIC Portfolio
--------------------------------------     -------------------------------------

Acadian Emerging Markets Portfolio         Acadian Emerging Markets Portfolio
FMA Small Company Portfolio                FMA Small Company Portfolio
ICM Small Company Portfolio                ICM Small Company Portfolio
Independence Small Cap Fund                Independence Small Cap Portfolio
McKee International Equity Portfolio       McKee International Equity Portfolio
Rice, Hall James Micro Cap Portfolio       Rice, Hall James Micro Cap Portfolio
Rice, Hall James Small/Mid Cap Portfolio   Rice, Hall James Small/Mid Cap
                                           Portfolio
Sirach Equity Portfolio                    Sirach Equity Portfolio
Sirach Bond Portfolio                      Sirach Bond Portfolio
Sirach Growth Portfolio                    Sirach Growth Portfolio

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Sirach Strategic Balanced Portfolio      Sirach Strategic Balanced Portfolio
Sirach Special Equity Portfolio          Sirach Special Equity Portfolio
TS&W Equity Portfolio                    TS&W Equity Portfolio
TS&W Fixed Income Portfolio              TS&W Fixed Income Portfolio
TS&W International Equity Portfolio      TS&W International Equity Portfolio

         (a) State the Investment Company Act file number of the fund surviving the Merger: 811-06400.

         (b) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              Accession No. 0001135428-02-000121
              811-05683; DEF 14A; April 24, 2002

         (c) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UAM Funds, Inc. (ii) she is the Vice President of UAM Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

                                            /s/ Linda T. Gibson
                                            -------------------
July 26, 2002                               Linda T. Gibson
                                            Vice President

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